DEAN LAW CORP

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: 206-274-4598

Fax: 206-493-2777

Email: fdean@deanlawcorp.com

June 30, 2009

Via EDGAR

Tara Harkins, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Harkins:

Re:         Salamon Group, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2008, Filed April 15, 2009

Form 10-Q for the Quarter Ended March 31, 2009

File No. 000-50530

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the relevant document.

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis, page 13

1.

Please refer to prior comment 1.  As previously requested, please revise this section in future filings to provide an analysis of your results of operations.  Discuss the nature of your general and administrative, interest and research and development expenses and why these expenses have changed from fiscal 2007 to fiscal 2008.  Refer to the guidance in Item 303(A)(3) of Regulation S-K.  Please note that this comment also applies to Item 2 of your March 31, 2009 Form 10-Q.

ANSWER:  This answer is combined with number two below.

2.

We note your response to prior comment 2.  Specifically, we note your disclosure that you are actively seeking to purchase real estate and an operating casino in Las Vegas, Nevada.  However, we do not see any mention of this plan in your plan of operation or elsewhere in the filing, as this appears to be a significant change in management's plans relating to the business, please revise the filing as appropriate to provide clear and concise disclosure of management's current plans.  Disclosure should be balanced and provide investors with a clear understanding of any specific risks relating to management's plans,

ANSWER:  Item 7 – Management’s Discussion and Analysis, has been amended to read as follows:

Item 7.  Management's Discussion and Analysis or Plan of Operation.

Overview

We were organized under the laws of the State of Nevada on April 27, 2001.  We are a developmental stage company organized by John E. Salamon.  Our aim is to develop, license and/or acquire certain electrical generator technologies, which we believe to be proprietary.  Our offices are presently located at 4080 Paradise Road #15-901, Las Vegas, Nevada, USA 89169, and our telephone number is (702) 241-0145.

Since our inception, we have been involved in organizational and fund raising activities and the licensing, subsequent acquisition and further development of a certain electrical generator technology from Space Globe Technologies Ltd., a private British Columbia, Canada corporation (“Space Globe”), founded and organized also by John Salamon.  Space Globe was founded for the purpose of developing technologies and concepts in the field of “Alternative Energy Sources.”  Alternative Energy Sources are those which are not supplied by the burning of fossil fuels or the splitting of atoms.  Some of the alternative energy sources include solar energy, wind power, geothermal, tides and hydro power.  Space Globe was incorporated in the Province of British Columbia, Canada in 1998 by John Salamon.  It was initially established as a management/consulting company in which to develop ideas and concepts for power generation.  Space Globe’s primary assets consist of office equipment and investments in us.  Effective June 29, 2007, in connection with our acquisition of ownership and rights to certain patents and wireless EPG technology from Space Globe, we no longer considered ourself a “shell” company and our current operations are focused on developing and licensing such technologies.  From 1999 to 2001 Space Globe and Mr. Salamon developed the concept and design of an Electrical Power Generator (“EPG”) for home and office use and for emergency power backup situations.  Mr. Salamon filed a patent application in Canada on September 4, 2001 for protection of the design of the EPG and on March 10, 2008, as requested by the Canadian Patent Office, we filed additional information regarding this patent pending.  Mr. Salamon filed a second patent application in Canada on May 12, 2006 and two more patent applications later in 2006 for the protection of designs related to wireless EPGs.

We were formed by Mr. Salamon for the purpose of pursuing his business plan of developing technologies and concepts in the field of “Alternative Energy Sources” in a newly established Nevada corporation.  All transactions described below between us and Space Globe were incidental to the transfer of assets to us in connection with the reorganization of these two entities under Mr. Salamon’s common control.

On July 5, 2001, we entered into a Technology License Agreement with Space Globe whereby we agreed to pay $50,000 cash and issued 5,000,000 shares of common stock to Space Globe as license fees for the technology related to the EPG.  The cost of the license was determined to be at an estimated cost of research and development time and materials expended by Space Globe for the development of the EPG.  The 5,000,000 shares issued in connection with such Technology License Agreement were issued pursuant to Section 4(2) of the Act at an estimated fair value of $5,000 and the cash was subsequently paid from proceeds of our private placements.

On January 10, 2005, we replaced the license agreement with Space Globe with an agreement under which Space Globe transferred 100% ownership of and rights to the EPG technology, protected by the 2001 patent application, to us for no additional compensation.  John Salamon, through Space Globe, also assigned all rights to the patent pending to us.  On September 30, 2007, we amended the agreement with Space Globe such that John Salamon retains a 1% interest in the patent application.

In addition to the foregoing issuances, from April 2001 through December 31, 2008, we received gross proceeds of $441,043 (including $103,000 in cash, conversion of $264,193 of amounts due to a related party, and services valued at $73,850) from the issuance of a total of 8,103,880 shares of common stock in offerings conducted pursuant to Section 4(2) of the Act and Regulation S.  These offerings were made in the Provinces of British Columbia and Alberta, Canada.

On June 29, 2007, we entered into an assignment agreement with Space Globe whereby Space Globe transferred to us its ownership of and rights to the wireless EPG technology, including Space Globe’s 99% interest in the three 2006 patent applications, in consideration for the issuance of 4,500,000 shares of common stock to Space Globe (or 1,500,000 shares for each of the three patents applications) at a value of $0.07 per share, the estimated fair value of the shares on the date of the transaction. John Salamon, who filed the three patent applications, retains a 1% interest in the patents pending.  The value of the technology was determined to be at an estimated cost of research and development time and materials expended by Space Globe for the development of the wireless EPG.  The 4,500,000 shares issued in connection with the assignment agreement were issued pursuant to Section 4(2) of the Act.

On June 20, 2008, we entered into a license agreement with 482229 B.C. Ltd. (“482229”), a private company based in Kelowna, British Columbia, whereby we granted 482229 the exclusive rights to manufacture, market, distribute and sell in Canada all electrical power generation products derived from our 2001 patent pending.  The license is for an initial term of seven years.  482229 has agreed to pay us a one time licensing fee of CDN$15,000 on or before June 20, 2009 and additional fees equal to 3% of 482229’s gross revenues derived from the sale of products, payable quarterly.  In order to maintain the license, 482229 must meet or exceed the following minimum sale requirements:

During Year Ended	Minimum Total Sales of Products
December 31, 2008	CDN$0.00
December 31, 2009	CDN$20,000
December 31, 2010	CDN$30,000
December 31, 2011	CDN$40,000
December 31, 2012	CDN$50,000
December 31, 2013	CDN$60,000
December 31, 2014	CDN$70,000

In August of 2008, our Board of Directors resolved to expand our current business plan into other areas which would allow us to generate revenues.  One particular area that our Board resolved would provide added value to our company would be real estate, more specifically real estate in the form of an operating casino in Las Vegas, Nevada.  Currently, our President is actively identifying potential casinos that are for sale in the Las Vegas area.  If we are able to locate and purchase a suitable casino, we intend to move our corporate headquarters into the casino.  The purchase of the casino will allow us to start generating revenues so that we can further our business plan to develop, license and/or acquire technologies and concepts in the field of “Alternative Energy Sources.”  Once we locate a suitable casino, we intend to enter into a letter of intent to purchase the casino.  We intend to finance the purchase of a suitable casino through a combination of equity and/or debt financing, and by undertaking a non-brokered private placement under Rule 506 of Regulation D, to raise the funds required to purchase the casino.  There is no assurance that we will succeed in identifying and purchasing a casino or that funding will be available to us for this purpose.  There is also no assurance that any casino we might purchase will generate revenues sufficient for us to carry out our business plan related to alternative energy sources.

As of the date hereof, we have no other employees or customers.

Plan of Operation

Since our inception, we have been involved in organizational activities, have completed offerings of shares of common stock, have concluded the licensing and subsequent acquisition of an EPG from Space Globe, and have completed a working model of the power generator.  For the period from inception (April 27, 2001) through December 31, 2008, we had no revenue from operations and our deficit accumulated during the development stage amounted to $853,151.  We propose to compete in the alternative energy source technology market.

As reported in the Report of Independent Registered Public Accounting Firm on our December 31, 2008 financial statements, we have suffered recurring losses from operations, we have a working capital deficit and a deficit accumulated during the development stage.  These items raise substantial doubt about our ability to continue as a going concern.

We plan to generate revenues through the sale of manufacturing and marketing licenses on a world-wide basis.  We also plan on generating revenues by possibly purchasing an operating casino in Las Vegas, Nevada.  Our President is currently identifying potential casinos that are available for sale in Las Vegas.  If he is successful in locating a casino, we intend to finance the purchase of the casino through a combination of debt and equity financing.  We would also move our corporate headquarters into the casino.

Future research and development will be focused on smaller, portable EPGs adding a solar power component as well as an electric wireless product.  Mr. Salamon has a conceptual design and prototypes and will proceed with plans when funding allows.

We are not planning to purchase a plant or equipment at this time but rather to enter into licensing agreements to manufacture and market the products.

If we are unable to generate sufficient revenue from operations to implement our plans, we intend to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings.  Accordingly, we expect that it will be necessary for us to raise additional funds in the event that we are unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with our expectations.

Mr. Salamon, at least initially, will be responsible for developing our business.  However, at such time, if ever, as sufficient operating capital becomes available, he expects to employ additional staffing.  In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business.

Results of Operations

Summary of Year End Results
	Year Ended		Percentage
	December 31, 2008	December 31, 2007	Increase / (Decrease)
Revenue	$-	$-	n/a
Expenses	(140,624)	(483,468)	(70.91% )
Net Income (Loss)	$(140,624)	$(483,468)	(70.91%)

Revenues

We did not earn any revenues during the fiscal year ended December 31, 2008 and we do not anticipate earning revenues in the near future.  We are a development stage company and presently have only nominal operations.

Expenses

The major components of our expenses for the year are outlined in the table below:

	Year Ended		Percentage
	December 31, 2008	December 31, 2007	Increase / (Decrease)
General and Administrative	$140,624	$132,635	6.02%

Interest Expense	0	35,883	(100.00%)
Research and Development	0	315,000,	(100.00%)
Total Expenses	$140,624	$483,468	(70.91%)

The increase in general and administrative expenses during the year end December 31, 2008 is primarily a result of an increase in professional fees.  Professional fees include legal and accounting fees incurred in connection with meeting our ongoing reporting obligations under the Exchange Act.  Also, we did not incur any interest or research and development fees during the year ended December 31, 2008, whereas we recorded $35,883 in interest expenses and $315,000 in research and development expenses for the year ended December 31, 2007.  The interest expenses incurred

Liquidity And Capital Resources

Working Capital
			Percentage
	At December 31, 2008	At December 31, 2007	Increase / (Decrease)
Current Assets	$690	$1,392	(50.43)%
Current Liabilities	(56,965)	(40,953)	39.10%
Working Capital	$(56,275)	$(39,561)	(42.25)%

Cash Flows
	Year Ended
	December 31, 2008	December 31, 2007
Net Cash Used in Operating Activities	$(140,624)	$(483,468)
Net Cash from Investing Activities	-	-
Net Cash Provided By Financing Activities	71,826	116,577
Net Increase (Decrease) in Cash During Period	$(72)	$44

Our working capital deficit increased during the year ended December 31, 2008 because of the fact that our current liabilities, particularly our accounts payable increased during the year ended December 31, 2008 compared to the year ended December 31, 2007.

Financing Requirements

From inception to December 31, 2008, we have suffered cumulative losses in the amount of $853,151.  We expect to continue to incur substantial losses as we continue the development of our business.  Since our inception, we have funded operations through common stock issuances, related party loans, and the support of creditors in order to meet our strategic objectives.  Our management believes that sufficient funding will be available to meet our business objectives, including anticipated cash needs for working capital, and are currently evaluating several financing options, including a public offering of securities.  However, there can be no assurance that we will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of, our products.  As a result of the foregoing, our independent auditors believe there exists substantial doubt about our ability to continue as a going concern.  There is no assurance that we will be able to obtain additional financing if and when required.  We anticipate that additional financing may come in the form of sales of additional shares of our common stock which may result in dilution to our current shareholders.

Financial Condition, Capital Resources and Liquidity

As of December 31, 2008, we have a deficit accumulated during the development stage of $853,151.  At December 31, 2008, we had assets totaling $690 and current liabilities of $56,965 attributable to amounts due to related parties and accounts payable.

We currently have a working capital deficit and there can be no assurance that our financial condition will improve.  We are expected to continue to have minimal working capital or a working capital deficit as a result of our development stage.

Even though we believe, without assurance, that we will obtain sufficient capital with which to implement our business plan on a limited scale, we are not expected to continue in operation without an infusion of capital.  In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest of our revenues, if any.

We have no potential capital resources from any outside sources at the current time.  In our initial phase, we will operate out of the facility provided by Mr. Salamon

Our ability to continue as a going concern is dependent upon our ability to attract a sufficiently large and profitable licensee base to license our electrical generator technology.

Net Operating Losses

As of December 31, 2008, we have accumulated a net loss of $853,151.

Research and Development

482229 is now responsible for all further development, testing and commercialization of all EPG products derived from our 2001 patent pending.  Until we can secure other qualified licensees regarding the EPG products derived from our other patents pending, all further development, testing and commercialization of those EPG products will be completed by us, subject to obtaining the necessary financing.  Upon securing such other qualified licensees, any further research, development and commercialization of those EPG products and all related costs will be the responsibility of the licensee.

We, under the direction of Mr. Salamon, are continually researching and studying “Alternative Energy Sources” and plan to develop other power generation devices as capital funding becomes available.  Alternative Energy Sources are those which are not supplied by the burning of fossil fuels or the splitting of atoms.  Some of the alternative energy sources include solar energy, wind power, geothermal, tides and hydro power.

We have developed a smaller, portable EPG utilizing similar designs and adding a solar power component.  We have also developed prototypes of EPG products that generate power wirelessly.  Once we are able to raise additional working capital, we will further develop these products.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Material Commitments for Capital Expenditures

We had no contingencies or long-term commitments at December 31, 2008.

Critical Accounting Policies

There were no changes to the critical accounting policies as discussed in our 2008 Form 10-K filed on April 15, 2009.

Item 9A(T).  Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting.  Page 15

3.

We note your responses to prior comments 2-5.  Please amend your Form 10-K to include the disclosures included within your response related to management's assessment of internal control over financial reporting as of December 31, 2008.

ANSWER:  This section of the Company’s Form 10-K will be amended according to our previous response.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm.  Page I

4.

Please refer to prior comment 6.  Your response does not appear to address our comment related to KMJ Corbin & Company's reliance on other auditors, as previously requested, please amend your Form 10-K to include the report of the other auditor referenced in KMJ Corbin & Company's audit report or explain why you have not provided this report.  Refer to Rule 2-05 of Regulation S-X.

ANSWER:  The Company has obtained the consent on its previous auditor and will include the consent in the Company’s amended Form 10-K.  The consent will be in the following form:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

of Salamon Group, Inc.

(A Development Stage Company)

We have audited the accompanying statements of operations, stockholders’ deficit and cash flows for Salamon Group, Inc. (A Development Stage Company) for the period from April 27, 2001 (Inception) to December 31, 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, presents fairly, in all material respects, the results of operations and cash flows for the period from April 27, 2001 (Inception) to December 31, 2005 of Salamon Group, Inc. (A Development Stage Company), in conformity with generally accepted accounting principles used in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and has a severe working capital deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 12, 2006

Exhibit 31.1

5.

Please refer to prior comment 6.  Please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601 (b)(3 1) of Regulation S-K.

ANSWER:  Upon acceptance of the Company’s proposed changes, the Company will file an amendment to its Form 10-K including the certifications of its current CEO and CFO in the form currently set forth in Item 601 (b)(3 1) of Regulation S-K.

March 31, 2009 Form 10-Q

Exhibit 31.1

6.

We note that the certification filed as Exhibit 31.1 excludes the language of paragraph 4(b) required by Item 601(b)(31) 1) of Regulation S-K.  We further note that you have made other modifications to the certifications such as replacing the word "registrant" with "small business issuer" and excluding "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(c).  Accordingly, please file an amendment to your March 31, 2009 Form  10-Q that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 60 1 (b)(31) 1) of Regulation S-K.

ANSWER:  Upon acceptance of the Company’s proposed changes, the Company will file an amendment to its Form 10-Q including the certifications of its current CEO and CFO in the form currently set forth in Item 601 (b)(3 1) of Regulation S-K.

Representations

7.

Please provide the three acknowledgements included at the end of our May 11, 2009 comment letter.  For your reference, we have repeated the acknowledgements below.  Please note that the acknowledgements must be, provided by an authorized officer of the Company.

ANSWER:   Attached as Schedule A to this letter.

Once you agree to our proposed changes, we will file the revised, amended documents on EDGAR.

Please contact me if you have any questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law